Valeo

SUPPL

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N
Washington, D.C.
USA


05008324


SEC MAIL
RECEIVED
PROCESSING
MAY 2005
WASH. D.C.
SECTION

Paris, May 4, 2005

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed the press release regarding our Annual General meeting of Shareholders of May 3rd, 2005.

Yours faithfully,

p/o **Rémy Dumoulin**
Investor Relations Director

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

Encl. 1

dlw 5/25

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Valeo

Communiqué de presse
Press release

05.14

2005 Annual General Meeting

Paris, France, May 3 2005 - The Annual General Meeting of Shareholders of Valeo took place today under the chairmanship of Thierry Morin, Chairman and CEO.

2004 results and outlook
Valeo's 2004 accounts, which were published on February 10, were approved. Thierry Morin commented on the difficult automobile environment and in particular the negative impact that raw material price increases had on the Group's results. Strong management efforts enabled Valeo to offset much of this impact. Thierry Morin also highlighted the technological innovations that entered into production in 2004, in particular the Lane Departure Warning System which subsequently won a 2004 PACE Award, and the Start Stop system on the Citroën C3.

In the first quarter 2005 Valeo acquired the engine control business of Johnson Controls which will enable it to strengthen its Powertrain Efficiency Domain. The Group has also acquired 100% of its shareholding in its joint venture with Zexel. This acquisition both strengthens the Group's position in Asia and enables Valeo to control the complete air conditioning loop.

The Group's first quarter results were published on April 25, 2005 together with its 2004 accounts restated according to IFRS.

Thierry Morin reminded the AGM that automobile production is continuing to fall, particularly in North America and in Europe, and that raw material costs remain high.

Dividend
The AGM approved a net dividend of 1.1 euros per share, an increase of 4.8% over the previous year. It will be paid out as of May 16, 2005.

Public Tender offer for own shares
The AGM approved the resolution relating to the share purchase program for 250 million euros to be carried out through a public tender offer for its own shares at a price of 40 euros after payment of the 2004 dividend. This offer will open on May 6, 2005 and will close on June 3, 2005 for a payment-delivery from June 21, 2005.


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C. 202

Financial authorizations and share options

The AGM renewed the financial authorizations and the setting up of new delegations related to the issuance of shares and financial instruments giving access to capital. More specifically, a resolution authorizing the allocation of free shares to employees was approved. Thierry Morin stated his intention that annually not more than 1% of the capital would be attributed in this way. The AGM also approved the proposal of the Board of Directors to replace subscription stock options by purchase stock options in order to avoid any dilution.

Appointment of Board Member

The AGM ratified the appointment of Mr Pierre-Alain De Smedt to the Board of Directors to replace Mr Noël Goutard who remains Honorary Chairman. Thierry Morin recalled the extraordinary contribution of Noël Goutard to the success of the Group through the different roles he held between 1986 and 2004.

Other Resolutions

All other resolutions were approved with the exception of that concerning the adjustment of the Group's by-laws to some new provisions of the French Commercial Code.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 132 plants, 66 R&D centers, 9 distribution centers and employs 69,500 people in 27 countries worldwide

For further information, please contact:
Kate Philipps, + 33 1 40 55 20 65
Rémy Dumoulin, + 33 1 40 55 29 30